Exhibit 4.7

EXECUTION COPY

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is dated as of this 26th day of February, 2004 by and among ST Assembly Test Services Ltd, a Singapore public company limited by shares (the “Company”), ChipPAC, Inc., a Delaware corporation (“ChipPAC”), Dennis Daniels, an individual (the “Employee”).

W I T N E S S E T H:

WHEREAS, the Employee is currently employed by ChipPAC pursuant to the terms of that employment agreement between the ChipPAC and the Employee dated November 12, 2003, as the same may have been amended from time to time, (the “Existing Employment Agreement”); and

WHEREAS, in connection with the transactions contemplated by the Agreement and Plan of Merger and Reorganization among the Company, Camelot Merger, Inc. and ChipPAC, dated February 9, 2004, ChipPAC will become a wholly owned subsidiary of the Company (the “Merger Agreement”); and

WHEREAS, the Company and ChipPAC desire to have the benefits of the Employee’s knowledge and experience as a full-time employee and to employ the Employee in the manner hereinafter specified and to make provision for payment of reasonable compensation to the Employee for such services, and the Employee is willing to continue to be employed by the Company to perform the duties incident to such employment upon the terms and conditions hereinafter set forth; and

WHEREAS, the parties desire to enter into this Agreement, which shall supersede in its entirety the Existing Employment Agreement, as of the Effective Date (as hereinafter defined), and shall set forth the terms and conditions of the employment relationship of the Employee with the Company.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, terms and conditions set forth herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.	EFFECTIVENESS OF EMPLOYMENT AGREEMENT

This Agreement shall constitute a binding obligation of the Employee and the Company upon the execution of this Agreement; provided, however, that any other provision in this Agreement to the contrary notwithstanding, the terms hereof shall not become effective until the consummation of the transactions contemplated by the Merger Agreement (the “Effective Date”). In the event that the Merger Agreement is terminated prior to the Closing (as defined in the Merger Agreement) or the transactions contemplated in the Merger Agreement are not consummated, this Agreement shall be null and void ab initio and shall terminate without further notice.

2.	EMPLOYMENT AND DUTIES

(a) General. Effective as of the Effective Date, the Company shall hereby employ the Employee as Vice President, Human Resources of STATS ChipPAC Ltd, and the Employee agrees upon the terms and conditions herein set forth to be employed by the Company. The Employee shall diligently perform such duties and have such responsibilities as the Chief Executive Officer (“CEO”) of the Company may establish from time to time, and the Employee shall report directly to the CEO.

(b) Term. The term of the Employee’s employment under this Agreement shall commence as of the Effective Date and continue until the fifth anniversary thereof (the “Term”).

(c) Services. The Employee shall well and faithfully serve the Company, and shall devote all of his business time and attention to the performance of the duties of such employment and the advancement of the best interests of the Company and shall not, directly or indirectly, render services to any other person or organization for which the Employee receives compensation without the prior written approval of the Company. The Employee hereby agrees to refrain from engaging in any activity that does, shall or could reasonably be deemed to conflict with the best interests of the Company.

(d) Location of Employment. The Employee’s place of employment shall be at the Company’s facility located in Singapore, but the Employee shall travel to the extent and to the places necessary for the performance of the Employee’s duties to the Company.

3.	COMPENSATION AND OTHER BENEFITS

Subject to the provisions of this Agreement, including, without limitation, the termination provisions contained in Section 4, the Company shall pay and provide the following compensation and other benefits to the Employee as compensation for all services rendered hereunder:

(a) Salary. During the Term, the Company shall pay the Employee a base salary at the rate of US $200,000.00 per annum (the “Salary”), payable to the Employee in accordance with the standard payroll practices of the Company as are in effect from time to time, less all such deductions or withholdings required by applicable law. A performance-based merit increase review of the rate of Salary shall be conducted during the first calendar quarter of each year of the Retention Period, and the Salary shall be increased on the basis of such review and then-current market practices.

(b) Annual Bonus. During each year of the Term and subject to the approval of the Executive Resources and Compensation Committee of the Company, the Employee shall be eligible to earn an annual cash bonus in an amount determined by the Company pursuant to the terms and conditions of the Company’s plans and policies and based on the Company’s assessment of the Employee’s performance (the “Annual Incentive”). The amount of the Annual Incentive in respect of 2004 plan year shall be pro-rated to reflect the number of days the Employee was actually employed with the Company during the 2004 plan year following the Effective Date.

(c) Retention Performance Award. The Employee shall be eligible to receive a retention bonus over the period commencing on the Effective Date and ending on the second anniversary thereof (the “Retention Period”) equal to US $300,000.00 (the “Retention Bonus”), 25% of which shall be payable on the first payroll date following the Effective Date, 25% of which shall be payable on the first payroll date following the first anniversary of the Effective Date, and the balance of which shall be payable on the first payroll date following the second anniversary of the Effective Date. The Retention Bonus shall be payable according to the foregoing schedule if the Employee is employed with the Company on each of the dates specified in this Section 3(c).

(d) Expatriate Benefits. The Employee shall be entitled to the expatriate/repatriation benefits that are described in Schedule A, which is attached hereto.

(e) Stock Option Grant. Subject to approval of the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company, the Employee shall be granted under the Company’s 1999 Share Option Plan (the “Option Plan”) an option to purchase a number of ordinary shares of the Company (the “Option”) as determined by the Compensation Committee on the date of grant having a per share exercise price equal to the fair market value of the per share price of an ordinary share on the date of grant. The Option shall be subject to the terms and conditions set forth in the Option Plan and the option agreement entered into thereunder evidencing the grant of the Option.

(f) Expenses. The Company shall pay or reimburse the Employee for all reasonable out-of-pocket expenses incurred by the Employee in connection with his employment hereunder upon submission of appropriate documentation or receipts in accordance with the policies and procedures of the Company as are in effect from time to time. No expense payment or reimbursement under this Section 3(f) shall be “grossed up” or increased to take into account any tax liability incurred by the Employee as a result of such payment or reimbursement.

(g) Employee Benefits. The Employee shall be eligible to participate in the medical, disability and life insurance plans and to receive other employee benefits applicable to senior officers of the Company generally in accordance with the terms of such plans as are in effect from time to time; provided, however, that the foregoing shall not be construed to limit the ability of the Company or any of its affiliates to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time. Notwithstanding the foregoing, the Employee shall be entitled to a level of employee benefits that is substantially similar to the employee benefits the Employee was entitled to immediately preceding the Closing.

(h) Vacation. The Employee shall be entitled to annual vacation that is substantially similar to the annual vacation that the Employee was entitled to immediately preceding the Closing.

4.	TERMINATION OF EMPLOYMENT

Subject to the notice and other provisions of this Section 4, the Company shall have the right to terminate the Employee’s employment hereunder, and the Employee shall have the right to resign, at any time for any reason or for no stated reason.

(a) Termination for Cause or Resignation. (i) If, prior to the expiration of the Term, the Employee’s employment is terminated by the Company for “Cause” (as hereinafter defined) or if the Employee resigns for any reason other than Good Reason (as hereinafter defined) from his employment hereunder prior to the expiration of the Retention Period, the Employee shall be entitled to payment of (A) his Salary accrued up to and including the date of termination or resignation, and (B) any unreimbursed expenses. Except to the extent required by the terms of the benefits provided under Section 3(g) or applicable law, the Employee shall have no right under this Agreement or otherwise to receive any other compensation or to participate in any other plan, program or arrangement after such termination or resignation of employment with respect to the year of such termination or resignation and later years. The period of exercisability following the date of termination or resignation of any outstanding stock options held by the Employee as of the date of the termination shall be governed by the terms of the option agreements and option plans pursuant to which the options were granted.

(ii) Termination for “Cause” shall mean a termination of the Employee’s employment with the Company because of (A) a failure by the Employee to substantially perform the Employee’s customary duties with the Company in the ordinary course (other than such failure resulting from the Employee’s incapacity due to physical or mental illness or any such actual or anticipated failure after the Employee provides written notification to the Company of resignation of employment for Good Reason under this Agreement) that, if susceptible to cure, has not been cured as determined by the Company within 10 days after a written demand for substantial performance is delivered to the Employee by the Company, which demand specifically identifies the manner in which the Company believes that the Employee has not substantially performed the Employee’s duties; (b) the Employee’s gross negligence, intentional misconduct or fraud in the performance of his or her employment; (c) the Employee’s indictment for a felony or to a crime involving fraud or dishonesty; or (d) the Employee’s material violation of one or more of the Company’s policies applicable to the Employee’s employment as may be in effect from time to time.

(iii) Termination of the Employee’s employment for Cause shall be communicated by delivery to the Employee of a written notice from the Company stating that the Employee will be terminated for Cause, specifying the particulars thereof and the effective date of such termination. The date of a resignation other than for Good Reason by the Employee shall be the date specified in a written notice of resignation from the Employee to the Company provided that the Employee shall provide at least 90 days’ advance written notice of his resignation other than for Good Reason.

(b) Severance Termination.

(i) If, prior to the expiration of the Term, the Company terminates the Employee’s employment for any reason other than Disability or Cause, or if, prior to the expiration of the Retention Period, the Employee resigns from his employment for Good Reason, or if, following the expiration of the Retention Period, but prior to the expiration of the Term, the Employee resigns for any reason (such termination or resignation being hereinafter referred to as an “Severance Termination”), the Employee shall be entitled to (A) payment of his Salary accrued up to and including the date of the Severance Termination, (B) payment of any unreimbursed expenses and (C) severance (the “Severance”), subject to the Employee’s execution and delivery to the Company of a release in the form then deemed appropriate by the Company, consisting of:

(1) continuation of his Salary, at the rate in effect on the date of the Severance Termination, for a period of six months, commencing on the date next following the date of the Severance Termination (the “Severance Period”);

(2) in the event that the Employee elects to receive coverage for medical benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA Coverage”), payment by the Company of the cost of the COBRA Coverage for the Employee and the dependants with respect to which the Employee was receiving benefits under the medical plan as of the date of the Severance Termination, through the last day of the Severance Period, or until the Employee becomes eligible to participate in a subsequent employer’s medical plan, whichever occurs first;

(3) a lump sum amount equal to the unpaid portion of the Retention Bonus as of the date of the Severance Termination based on deemed continued employment of the Employee through the expiration of the Retention Period, payable in a lump sum payment;

(4) payment of the Annual Incentive, in a prorated amount based on the number of days the Employee was actually employed during the applicable plan year and on deemed satisfactory performance by the Employee, but based on actual performance objectives satisfied by the Company, payable in a lump sum payment within 30 days of the date that the Annual Incentive is normally paid under the terms of the plans and policies of the Company;

(5) vesting in full and immediate exercisability as to all of the Ordinary Shares subject to outstanding options held by the Employee as of the date of the Severance Termination, and the continued exercisability of these options for three months commencing on the date of the Severance Termination; and

(6) to the extent the Employee’s place of employment is located outside the United States on the date of the Severance Termination, payment by the Company of the cost to repatriate the Employee and his immediate family in accordance with the repatriation policies of the Company as are in effect from time to time.

Anything herein to the contrary notwithstanding, the Severance shall be reduced by the amount of any compensation the Employee receives with respect to any other employment during the Severance Period and the Company shall have no obligation to continue to maintain during the Severance Period any plan, program or level of benefits solely as a result of the provisions of this Agreement. The period of exercisability following the Severance Termination of any outstanding stock options held by the Employee as of the date of the Severance Termination shall be governed by the terms of the option agreements and option plans pursuant to which the options were granted.

(ii) Resignation for “Good Reason” shall mean resignation by the Employee because of, unless the Employee otherwise consents in writing, one or more of the following circumstances if and only if on or prior to such Employee’s termination of employment, he informs the Company in writing that one of such circumstances has occurred and which has not, if susceptible to cure, been cured as determined by the Company within 10 days after a written demand for substantial performance is delivered to the Company by the Employee, which demand specifically identifies the manner in which the Employee believes that the Company has not performed its obligations:

(1) a reduction in the Employee’s base Salary to an amount less than Employee’s base salary on the day preceding the Closing; provided, however, that any reduction that occurs concurrently with a reduction in salary of up to 10% over a two-year period affecting the Chief Executive Officer of the Company, senior management of the Company and its subsidiaries and a majority of the employees of the Company and its subsidiaries worldwide as a result of a sustained, economic downturn and for the purpose of avoiding a material reduction in force, such reduction shall not constitute Good Reason under this subsection;

(2) as a condition of continued employment, the Employee is required to work at a location more than 50 miles from the location of the Employee’s work on the business day immediately preceding the Closing, in which case Good Reason shall not be deemed to exist until the date the Employee is required to report to the new location; provided, however, that required travel on business of the Company to an extent substantially consistent with Employee’s business obligations on the business day immediately preceding the Closing shall not constitute Good Reason under this subsection;

(3) the nature or status of the Employee’s authorities, duties or responsibilities has been materially and adversely altered from those in effect on the business day immediately preceding the Closing; provided, however, that alterations reasonably connected with the Company’s efforts to effect the Closing and the process by which the Company and ChipPAC combine their businesses as contemplated by the Merger Agreement shall not constitute Good Reason); or

(4) a material reduction in the Employee’s level of benefits provided under any of the Company’s short- and/or long-term incentive compensation plans, or employee benefit plans, policies, practices or arrangements in which the Employee participates on the business day immediately preceding the Closing; provided, however, that reductions in equity-based compensation plans shall not constitute Good Reason.

(iii) Resignation for Good Reason shall be communicated by delivery to the Company of a written notice from the Employee stating that the Employee will be resigning for

Good Reason, specifying the particulars thereof and the effective date of such resignation. If the Employee provides such written notice to the Company, the Company shall have 10 business days from the date of receipt of such notice to effect a cure of the material breach described therein and, upon cure thereof by the Company, such material breach shall no longer constitute Good Reason for purposes of this Agreement.

(iv) The date of termination of employment without Cause shall be the date specified in a written notice of termination to the Employee. The date of resignation for Good Reason shall be the date specified in a written notice of resignation from the Employee to the Company; provided, however, that no such written notice shall be effective unless the cure period specified in Section 4(b)(ii) above has expired without the Company having corrected the event or events subject to cure.

(c) Mutually Agreed Upon Termination. If, prior to the expiration of the Retention Period, the Company agrees with the Employee to terminate the Employee’s employment (a “Mutual Consent Termination”), the Employee shall be entitled to (i) payment of his Salary accrued up to and including the date of the Mutual Consent Termination, (ii) payment of any unreimbursed expenses, (iii) payment of the unpaid portion of the Retention Bonus as of the date of the Mutual Consent Termination, prorated based on the number of days the Employee was actually employed by the Company during the Retention Period, (iv) payment of the Annual Incentive, in a prorated amount based on the number of days the Employee was actually employed during the applicable plan year payable in a lump sum payment within 30 days of the date that the Annual Incentive is normally paid under the terms of the plans and policies of the Company; (v) continuation of his Salary, at the rate in effect on the date of the Mutual Consent Termination, through the last day of the Severance Period, (vi) in the event that the Employee elects to receive COBRA Coverage, payment by the Company of the cost of the COBRA Coverage for the Employee and the dependents with respect to which the Employee was receiving benefits under the medical plan as of the date of the Mutual Consent Termination, through the last day of the Severance Period, or until the Employee becomes eligible to participate in a subsequent employer’s medical plan, whichever occurs first, and (vii) vesting in full and immediate exercisability as to all of the Ordinary Shares subject to outstanding options held by the Employee as of the date of the Severance Termination, and the continued exercisability of these options for three months commencing on the date of the Severance Termination. Anything herein to the contrary notwithstanding, the amounts payable pursuant to this Section 4(c) shall be reduced by the amount of any compensation the Employee receives with respect to any other employment during the Severance Period and the Company shall have no obligation to continue to maintain during the Severance Period any plan, program or level of benefits solely as a result of the provisions of this Agreement. The period of exercisability following a Mutual Consent Termination of any outstanding stock options held by the Employee as of the date of the Mutual Consent Termination shall be governed by the terms of the option agreements and option plans pursuant to which the options were granted.

(d) Termination Due to Disability. In the event of the Employee’s Disability during the Term, the Company shall be entitled to terminate his employment. In the case that the Company terminates the Employee’s employment due to Disability prior to the expiration of the Term, the Employee shall be entitled to (i) payment of his Salary up to and including the date of termination, (ii) payment of any unpaid expense reimbursements, (iii) payment of the unpaid portion of the Retention Bonus as of the date of the termination due to Disability, prorated based on the number of days the Employee was actually employed by the Company during the Retention Period, (iv) payment of the Annual Incentive, in a prorated amount based on the number of days the Employee was actually employed during the applicable plan year payable in a lump sum payment within 30 days of the date that the Annual Incentive is normally paid under the terms of the plans and policies of the Company, (v) vesting in full and immediate exercisability as to all of the Ordinary Shares subject to the outstanding options held by the Employee as of the date of the termination, and the continued exercisability of these options for three months commencing on the date of the termination due to Disability, and (vi) to the extent the Employee’s place of employment is located outside the United States on the date of termination, payment by the Company of the cost to repatriate the Employee and his immediate family. As used in this Section 4(d), the term “Disability” shall mean that the Company determines that due to physical or mental illness or incapacity, whether total or partial, the Employee is substantially unable to perform his duties hereunder for a period of 90 consecutive days or shorter periods aggregating 90 days during any period of 180 consecutive days. The period of exercisability following a termination due to Disability of any outstanding stock options held by the Employee as of the date of the termination shall be governed by the terms of the option agreements and option plans pursuant to which the stock options were granted.

(e) Death. In the event of the Employee’s death while employed by the Company during the Term, the Employee’s estate or named beneficiary shall be entitled to (i) payment of his Salary up to and including the date of termination (ii) payment of any unpaid expense reimbursements, (iii) payment of the unpaid portion of the Retention Bonus as of the date the Employee’s death, prorated based on the number of days the Employee was actually employed by the Company during the Retention Period, (iv) payment of the Annual Incentive, in a prorated amount based on the number of days the Employee was actually employed during the applicable plan year payable in a lump sum payment within 30 days of the date that the Annual Incentive is normally paid under the terms of the plans and policies of the Company; (v) vesting in full and immediate exercisability as to all of the Ordinary Shares subject to outstanding options held by the Employee as of the date of the Employee’s death, and the continued exercisability of these options for three months commencing on the date of the Employee’s death, and (vi) to the extent the Employee’s place of employment is located outside the United States on the date of the Employee’s death, payment by the Company of the cost to repatriate the Employee and his immediate family to the city of their choice in the United States. The period of exercisability following the Employee’s death of any outstanding stock options held by the Employee as of the date of death shall be governed by the terms of the option agreements and option plans pursuant to which the stock options were granted.

5.	COVENANTS OF THE EMPLOYEE

(a) Confidential Information. As an employee of the Company, the Employee acknowledges that he has had and will have access to confidential or proprietary information or both relating to the business of, or belonging to, the Company or any affiliates or third parties including, but not limited to, proprietary or confidential information, technical data, trade secrets, or know-how in respect of research, product plans, products, services, customer lists, customers, markets, computer software (including object code and source code), data and databases, outcomes research, documentation, instructional material, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware, configuration information, models, manufacturing processes, sales information, cost information, business plans, business opportunities, marketing, finances or other business information disclosed to the Employee in any manner including by drawings or observations of parts or equipment, etc., all of which have substantial value to the Company (collectively, “Confidential Information”).

(i) The Employee agrees that while employed with the Company and after the termination of the Employee’s employment for any reason, the Employee shall not: (A) use any Confidential Information except in the course of his employment by the Company; or (B) disclose any Confidential Information to any other person or entity, except to personnel of the Company utilizing it in the course of their employment by the Company or to persons identified to the Employee in writing by the Company, without the prior written consent of the Company.

(ii) While the Employee is employed with the Company and after the termination of the Employee’s employment for any reason, the Company shall respect and adhere to any non-disclosure, confidentiality or similar agreements to which the Company or any of its affiliates are, or during the period of the Employee’s employment by the Company, becomes, a party or subject. Upon the request of the Employee, the Company shall disclose to the Employee any such agreements to which it is a party or is subject.

(iii) The Employee hereby confirms that all Confidential Information and “Company Materials” (as hereinafter defined) are and shall remain the exclusive property of the Company. Immediately upon the termination of the Employee’s employment for any reason, or during the Employee’s employment with the Company upon the request of the Company, the Employee shall return all Company Materials, or any reproduction of such materials, apparatus, equipment and other physical property. For purposes of this Agreement, “Company Materials” are documents or other media or tangible item that contain or embody Confidential Information or any other information concerning the business, operations or plans of the Company, whether such documents have been prepared by the Employee or others.

(b) Disclosure of Previously Acquired Information to Company. The Employee hereby agrees not to disclose to the Company, and not to induce the Company to utilize, any proprietary information or trade secrets of any other party that are in his possession, unless and to the extent that he has authority to do so.

(c) Noncompetition. The Employee agrees with the Company that during the period commencing on the Effective Date and ending on the last day of the 18-month period following the Effective Date, the Employee shall not, directly or indirectly, engage in any business, whether as a proprietor, partner, joint venturer, employer, agent, employee, consultant, officer or beneficial or record owner of more than one percent (1%) of the stock of any corporation or association of any nature which is competitive to the business conducted by the Company or any of the Company’s subsidiaries, affiliates, successors or assigns (collectively referred to herein as the “Companies”) in the geographical service area in which the Companies have engaged or will engage during such period (including, without limitation, any area in which any client or customer of the Companies may be located).

(d) Non-Solicitation. While employed by the Company and for a period of 18 months following the termination of the Employee’s employment with the Company for any reason at any time, the Employee shall not directly or indirectly through another person or entity (i) induce or attempt to induce any employee of the Company or any of its affiliates to leave the employ of the Company or such affiliate, or in any way interfere with the relationship between the Company or any such affiliate and any employee thereof, (ii) hire any person who was an employee of the Company or any such affiliate at any time during the term or (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of the Company or any such affiliate that is within any geographical area in which the Company or its affiliates engage or plan to engage in such businesses to cease doing business with the Company or such affiliate or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or any such affiliate.

(e) Non-Disparagement. The Employee agrees that at any time during his employment with the Company or at any time thereafter, the Employee shall not make, or cause or assist any other person to make, any statement or other communication which impugns or attacks, or is otherwise critical of, the reputation, business or character of the Company, any subsidiary or any of their respective officers, directors, employees, products or services.

(f) Enforcement. The Employee hereby acknowledges that he has carefully reviewed the provisions of this Agreement and agrees that the provisions are fair and equitable. However, in light of the possibility of differing interpretations of law and change in circumstances, the parties hereto agree that if any one or more of the provisions of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable or enforceable under such circumstances shall be substituted for the stated period, scope or area. Because the Employee’s services are unique and because the Employee has had access to Confidential Information and Work Product, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement. Therefore, in the event a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance, injunctive, other relief of the foregoing in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security).

6.	GENERAL PROVISIONS

(a) No Other Severance Benefits. Except as specifically set forth in this Agreement, the Employee covenants and agrees that he shall not be entitled to any other form of severance benefits from the Company, including, without limitation, benefits otherwise payable under the Company’s regular severance policies, if any, in the event his employment hereunder ends for any reason and, except with respect to obligations of the Company expressly provided for herein, the Employee unconditionally releases the Company and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities or obligations under any severance or termination arrangements of the Company or any of its subsidiaries or affiliates.

(b) US Currency. Unless expressly specified herein, all amounts payable under this Agreement shall be paid in US dollars.

(c) Tax Withholding. All amounts paid to Employee hereunder shall be subject to all applicable federal, state and local wage withholding.

(d) Notices. Any notice hereunder by either party to the other shall be given in writing by personal delivery, or certified mail, return receipt requested, or (if to the Company) by telex or facsimile, in any case delivered to the applicable address set forth below:

(i) To the Company:	ST Assembly Test Services Ltd
10 Ang Mo Kio Street 65
#05-17/20 Techpoint, Singapore 569059
Attention: Linda Nai

Facsimile No: (+65) 6720-7829
Email Address: nailinda@stats.st.com.sa

With a copy to:	Shearman & Sterling LLP
1080 Marsh Road
Menlo Park, CA 94025

Facsimile No: (650) 838-3699
Attn: Michael J. Coleman, Esq.

(ii) To the Employee:	Dennis Daniels
5375 Laurel Canyon Drive
San Jose, California 95138

Facsimile No: (408) 238-1815

or to such other persons or other addresses as either party may specify to the other in writing.

(e) Assignment; Assumption of Agreement. No right, benefit or interest hereunder shall be subject to assignment, encumbrance, charge, pledge, hypothecation or setoff by the Employee in respect of any claim, debt, obligation or similar process. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to assume expressly and to agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

(f) Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

(g) Severability. If any term or provision hereof is determined to be invalid or unenforceable in a final court or arbitration proceeding, (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

(h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Singapore.

(i) Entire Agreement. This Agreement contains the entire agreement of the Employee, the Company and any predecessors or affiliates thereof with respect to the subject matter hereof and all prior agreements and negotiations, including, without limitation, the Existing Employment Agreement, are superseded hereby as of the date of this Agreement.

(j) Counterparts. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

[SIGNATURE PAGE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the day and year first written above.

ST ASSEMBLY TEST SERVICES LTD

By:	/s/ TAN LAY KOON

Name:	Tan Lay Koon
Title:	President and Chief Executive Officer

CHIPPAC, INC.

By:	/s/ DENNIS MCKENNA

Name:	Dennis McKenna
Title:	President and Chief Executive Officer

EMPLOYEE

/s/ DENNIS DANIELS

Dennis Daniels